UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-35043

GREAT PANTHER SILVER LIMITED
(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street
Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	NI 43-101 Technical Report On The Guanajuato Mine Complex Claims And Mineral Resource Estimations For The Guanajuato Mine, San Ignacio Mine, And El Horcon Project – Report Date: August 16, 2014

99.2	Certificate of Qualified Person – Robert F. Brown, P.Eng., B.C.

99.3	Consent of Qualified Person – Robert F. Brown, P.Eng., B.C.

99.4	NI 43-101 Report On The Topia Mine Mineral Resource Estimation, As Of November 30th, 2013 – Report Date: May 9, 2014

99.5	Certificate of Qualified Person – Robert F. Brown, P.Eng., B.C.

99.6	Certificate of Qualified Person – Linda C. Sprigg, PRGeo AIG

99.7	Consent of Qualified Person – Robert F. Brown, P.Eng., B.C.

99.8	Consent of Qualified Person – Linda C. Sprigg, PRGeo AIG

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER SILVER LIMITED

Date: October 1, 2014

/s/ Jim Zadra
Jim Zadra
Chief Financial Officer